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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 16 January 2004

BHP Billiton Limited

ABN 49 004 028 077

180 Lonsdale Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	16 January 2004
Number	03/04

BHP BILLITON SETTLES 2004 LUMP IRON ORE PRICE

BHP Billiton today announced it had reached agreement with Nippon Steel on the price of its Lump iron ores for the year commencing 1 April 2004. Negotiations with other Japanese customers are continuing.

The agreed price is as follows:

  Mt Newman High Grade Lump 45.93 US cents per dry metric tonne unit; an increase of 18.62 per cent.*

Prices for BHP Billiton's other Lump iron ore products will increase by similar percentages.

*Please see the notes on the following page.

Notes:
  Following agreement on the annual percentage change, Japanese iron ore prices are denominated in US cents per dry metric tonne unit, which reflects a common base per unit of iron content.
  To determine the USD price per tonne, the following conversion formula must be used:
    US cents per dry metric tonne unit multiplied by iron content
    The iron content for Mt Newman Lump ores is about 65%
  In FY2003 BHP Billiton's Western Australian iron ore operations sold 80.3 million tonnes (100% basis) of ore.
  Lump ores represented about 25% of BHP Billiton's FY2003 sales.
  The reference price of Fine ores is usually established first as this represents about 60% of the traded market. Prices for Lump and Pellets are then usually determined as a premium to the Fines price.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Andrew Nairn, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 408 313 259 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

South Africa Michael Campbell, Investor & Media Relations Tel: +27 11 376 3360 Mobile: +27 82 458 2587 email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 16 January 2004